SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2025

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

EARNINGS RELEASE 1Q25

CONTENTS

1. 1Q25 HIGHLIGHTS	5
2. KEY INDICATORS	6
3. 1Q25 EXECUTIVE SUMMARY	7
4. GLOBAL PETROCHEMICAL INDUSTRY	8
5. PERFORMANCE BY SEGMENT	10
5.1 BRAZIL/SOUTH AMERICA	10
5.2 UNITED STATES AND EUROPE	17
5.3 MEXICO	20
6. CONSOLIDATED FINANCIAL OVERVIEW	25
6.1 CONSOLIDATED REVENUE	26
6.2 COST OF GOODS SOLD (COGS)	26
6.3 OTHER REVENUE (EXPENSE), NET	26
6.4 RECURRING EBITDA	27
6.5 CONSOLIDATED FINANCIAL RESULT	28
6.6 NET INCOME (LOSS)	29
6.7 INVESTMENTS	29
6.8 CASH FLOW	30
6.9 DEBT MATURITY PROFILE AND RATING	30
7. CAPITAL MARKETS	32
7.1 STOCK PERFORMANCE	32
7.2 PERFORMANCE OF CORPORATE DEBT SECURITIES	33
8. LIST OF ANNEXES	34

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EARNINGS RELEASE 1Q25

FORWARD-LOOKING STATEMENTS

This Earnings Release may contain forward-looking statements. These statements are not historical facts and are based on the current view and estimates of the Company's management regarding future economic and other circumstances, industry conditions, financial performance and results, including any potential or projected impact regarding the geological event in Alagoas and related legal procedures on the Company's business, financial condition and operating results. The words “project,” “believe,” “estimate,” “expect,” “plan,” “aim” and other similar expressions, when referring to the Company, are used to identify forward-looking statements. Statements related to the possible outcome of legal and administrative proceedings, implementation of operational and financing strategies and investment plans, guidance on future operations, the objective of expanding its efforts to achieve the sustainable macro goals disclosed by the Company, as well as factors or trends that affect the financial condition, liquidity or operating results of the Company are examples of forward-looking statements. Such statements reflect the current views of the Company's management and are subject to various risks and uncertainties, many of which are beyond the Company’s control. There is no guarantee that the events, trends or expected results will actually occur. The statements are based on various assumptions and factors, including, but not limited to, general economic and market conditions, industry conditions, operating factors, and availability, development and financial access to new technologies. Any change in these assumptions or factors, including the projected impact from the geological event in Alagoas and related legal procedures and the unprecedented impact on businesses, employees, service providers, shareholders, investors and other stakeholders of the Company could cause actual results to differ significantly from current expectations. For a comprehensive description of the risks and other factors that could impact any forward-looking statements in this document, especially the factors discussed in the sections, see the reports filed with the Brazilian Securities and Exchange Commission (CVM). This Earnings Release is not an offer of securities for sale in Brazil. No securities may be offered or sold in Brazil without being registered or exempted from registration, and any public offering of securities carried out in Brazil will be made by means of a prospectus that may be obtained from Braskem and that will contain detailed information on Braskem and management, as well as its financial statements.

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EARNINGS RELEASE 1Q25

BRASKEM S.A. (B3: BRKM3, BRKM5 and BRKM6; NYSE: BAK; LATIBEX: XBRK), the largest resin producer in the Americas and the global leader in biopolymers, announces its schedule for the release of results for the first quarter of 2025, as detailed below.

Conference Call

Portuguese (original audio) with simultaneous translation into English

May 12, 2025 (Monday)

Time: 11:30 a.m. Brasília | 10:30 a.m. U.S. ET | 2:30 p.m. London

Zoom Link: Clique aqui

Investor Relations Channels

Investor Relations Website: www.braskem-ri.com.br

IR mailbox: braskem-ri@braskem.com.br

Telephone: +55 (11) 3576-9531

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EARNINGS RELEASE 1Q25

Braskem records Recurring EBITDA of US$224 million in 1Q25, 121% higher than 4Q24

In the quarter, the Company recorded net profit attributable to shareholders of R$698 million

1.1Q25	HIGHLIGHTS

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EARNINGS RELEASE 1Q25

2.	KEY INDICATORS

Main Financial Indicators	1Q25 (A)	4Q24 (B)	1Q24 (C)	Chg. (A)/(B)	Chg. (A)/(C)
Average Exchange Rate (R$/US$)	5.84	5.84	4.95	0.0%	18.0%
In US$ million					
Net Revenue	3,331	3,285	3,618	1%	-8%
COGS	(3,109)	(3,085)	(3,374)	1%	-8%
Recurring EBITDA[1]	224	102	230	121%	-2%
Net Financial Result	114	(1,104)	(412)	n.a.	n.a.
Net Income (Loss)[2]	113	(967)	(273)	n.a.	n.a.
Operational Cash Generation[3]	(160)	204	244	n.a.	n.a.
Recurring Cash Generation[4]	(413)	45	(54)	n.a.	n.a.
Cash Generation[5]	(462)	(93)	(104)	398%	344%
Adjusted Net Debt/Recurring EBITDA (x)	7.92x	7.42x	8.12x	7%	-2%
In R$ million					
Net Revenue	19,460	19,152	17,920	2%	9%
COGS	(18,150)	(18,006)	(16,709)	1%	9%
Recurring EBITDA[1]	1,321	557	1,140	137%	16%
Net Financial Result	717	(6,429)	(2,030)	n.a.	n.a.
Net Income (Loss)[2]	698	(5,648)	(1,345)	n.a.	n.a.
Operational Cash Generation[3]	(936)	1,131	1,208	n.a.	n.a.
Recurring Cash Generation[4]	(2,416)	265	(267)	n.a.	n.a.
Cash Generation[5]	(2,702)	(542)	(516)	398%	n.a.

[1]EBITDA (-) non-recurring expenses, including expenses related to the geological event in Alagoas

[2]Net Profit (Loss) Attributable to Company's Shareholders

[3]Until 3Q23, the Strategic CAPEX referring to the construction project of the Mexican Import Terminal was being considered within operational cash generation. As of 4Q23, the project began to be financed through the Syndicated Project Finance Loan and was no longer considered in the operational cash generation.

[4]Cash Flow Generation (=) Net Cash Generated from Operating Activities (-) Leniency Agreement (+) effects of reclassifications between the lines of Financial Investments (includes LFT's and LF's) and Cash and Cash Equivalents (+) Net Cash used in Investing Activities (ex-TQPM). Does not include amortization of Leasing

[5]Considers Recurring Cash Generation (-) Payments regarding the Geological Event in Alagoas

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EARNINGS RELEASE 1Q25

3.	1Q25 EXECUTIVE SUMMARY

In relation to the global petrochemical scenario, PE and main chemicals spreads in the international market in 1Q25 were higher when compared to the previous quarter, mainly due to the increased demand in the North American market and the volatility in the costs of feedstock in the international market, a reflection of the geopolitical uncertainties.

Regarding operational performance, the Brazil/South America segment recorded a 4 p.p. improvement in the utilization rate of petrochemical plants compared to 4Q24, with a highlight on the gas-based plant in Rio de Janeiro. Additionally, despite stable Brazilian resin demand between quarters, PE and PP sales increased, while PVC sales volume declined, keeping total resin sales in line with the previous quarter. The Recurring EBITDA of the Brazil/South America segment grew by 76% in dollars compared to 4Q24, representing 78% of the Company's consolidated segment EBITDA for the quarter.

In the United States & Europe’s segment, the utilization rate of the PP plants increased by 13 p.p. when compared to 4Q24, reflected in sales volume during the period, which was 11% higher when compared to the previous quarter. The segment's Recurring EBITDA was US$20 million.

In Mexico, the increase in the PE spread (+4%) in the quarter contributed to the growth in Recurrent EBITDA in U.S. dollars (+6%), even with the 5% drop in sales volume compared to the previous quarter, which was influenced by inventory management in anticipation of the general maintenance shutdown scheduled for 2Q25. The segment represented 14% of the Company's consolidated Recurrent EBITDA in the quarter.

In this context, consolidated Recurrent EBITDA in 1Q25 was US$224 million (R$1,321 million), 121% higher than 4Q24. The operating cash generation was negative at R$936 million, impacted by inventory management and the concentration of semi-annual interest payments on debt securities.

The balance of corporate gross debt ended the quarter at US$8.6 billion, in line with the previous quarter. The average debt term is around 9 years, with 68% of maturities concentrated from 2030 onwards.

By the end of 1Q25, the Company maintained a cash level of around US$2.0 billion, sufficient to cover debt maturities over the next 33 months, without considering the international revolving credit line of US$1.0 billion available until December 2026.

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EARNINGS RELEASE 1Q25

4.	GLOBAL PETROCHEMICAL INDUSTRY

International References[1] (US$/ton)	1Q25 (A)	4Q24 (B)	1Q24 (C)	Chg. (A)/(B)	Chg. (A)/(C)
Brent (US$/bbl)	76	75	83	1%	-9%
Natural Gas (US$/MMBtu)	4.15	2.46	2.13	69%	95%
Brazil					
Prices					
Naphtha	638	627	671	2%	-5%
Ethane	202	163	143	24%	42%
Propane	469	409	439	15%	7%
Resins (i)	962	924	967	4%	-1%
PE US	1,031	956	1,019	8%	1%
PP Asia	944	942	962	0%	-2%
PVC Asia	720	745	765	-3%	-6%
Main Chemicals (ii)	993	962	1,057	3%	-6%
Caustic Soda US	442	502	366	-12%	21%
EDC US	160	136	251	18%	-36%
Spreads					
Resins (i)	**382**	**364**	**358**	**5%**	**7%**
PE US (iii)	447	389	415	15%	8%
PP Asia	305	315	291	-3%	5%
PVC Spread Par (iv)	319	399	307	-20%	4%
Main Chemicals (v)	**354**	**335**	**386**	**6%**	**-8%**
USA & Europe					
PP US	1,440	1,363	1,646	6%	-13%
PP Europe	1,371	1,380	1,440	-1%	-5%
Average Price - US and Europe (vi)	**1,421**	**1,368**	**1,589**	**4%**	**-11%**
Propylene Polymer Grade US	999	922	1,205	8%	-17%
Propylene Polymer Grade Europe	1,172	1,144	1,163	2%	1%
Average Price - Raw Material (vii)	**1,048**	**984**	**1,193**	**6%**	**-12%**
PP US Spread	441	441	441	0%	0%
PP Europe Spread	199	236	277	-15%	-28%
PP US and Europe - Average Spread	**373**	**383**	**395**	**-3%**	**-6%**
Mexico					
PE US (1)	1,016	942	1,028	8%	-1%
Ethane US (2)	202	163	143	24%	42%
Spread (1-2)	**814**	**779**	**886**	**4%**	**-8%**

[1]Source: External consulting (Spot Price)

(i)PE US (54%), PP Asia (33%) e PVC Asia (13%)

(iii) PE US -Naphtha (82%)+ (PE US - 0,5*Ethane - 0,5*Propane)(18%)

(iv) PVC Asia + (0.685*Soda US) - (0.48*Ethylene Europe) - (1.014*Brent)

(v) Main Chemicals - Naphtha

(vi) PP USA (72%) and PP Europe (28%)

(vii) Propylene USA (72%) and Propylene Europe (28%)

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EARNINGS RELEASE 1Q25

International Market Petrochemical Spreads – 1Q25 versus 4Q24

BRAZIL/SOUTH AMERICA

PE spread1 increased (+15%) compared to 4Q24, mainly due to (i) the increase in demand explained by the replenishment of stocks in the region; and (ii) the lower supply of ethylene and PE in the region, explained by scheduled and unscheduled shutdowns of gas-based petrochemical plants in the USA.

PP spread2 lower (-3%) compared to the previous quarter, mainly due to the higher price of ARA naphtha (+2%), given the higher oil price (+1%) in the period impacted by the instability of the geopolitical scenario.

PVC Par spread3 lower (-20%) compared to 4Q24, mainly due to (i) lower demand from the civil construction sector in China, due to uncertainties regarding import tariffs; (ii) higher supply, due to the entry of new PVC capacities, mainly in Asia; and (iii) the higher price of ethylene in Europe (+2%) and oil (+1%) on the international market.

Spread of Main Chemicals4 increased (+6%) compared to the previous quarter mainly due to (i) the higher price of gasoline (+6%) in the international market due to the reduced availability of the product in the United States given the scheduled and unscheduled shutdowns that occurred in the period; and (ii) the increase in the price of propylene (+8%) in the USA, due to scheduled and unscheduled shutdowns, as previously mentioned.

UNITED STATES AND EUROPE

PP spread in the United States5 remained in line when compared to 4Q24.

PP spread in Europe6 lower (-15%) due to the reduction in the price of PP (-1%), given the increase in the supply of this product through increased imports to Europe, and the higher price of propylene in Europe (+2%) due to rising oil and naphtha prices in the global market.

MEXICO

PE spread in Mexico7 increased (+4%) compared to 4Q24 due to the higher PE price in the USA (+8%), as explained previously, partially offset by the higher ethane price (+24%), mainly explained by (i) the increase in the price of natural gas due to winter seasonality; and (ii) increase in ethane export volumes due to the expansion of export capacity in the United States to meet international demand.

For more information on the petrochemical scenario in the quarter, see Annex 8.1 of this document.

1 US PE price – naphtha ARA price (82%) + (US PE - 0.5*US ethane - 0.5 US propane price)*(18%)

2 Asia PP price – naphtha ARA price.

3 The PVC Par spread: Asia PVC Price + (0.685*US Caustic Soda) - (0.48*Europe Ethylene) - (1.014*Brent).

4 Average price of base chemicals (Ethylene (20%), Butadiene (10%), Propylene (10%), Cumene (5%), Benzene (20%), Paraxylene (5%), Gasoline (25%) and Toluene (5%), based on Braskem’s sales volume mix) – naphtha ARA price.

5 U.S. PP – U.S. propylene price

6 EU PP – EU propylene price

7 U.S. PE – U.S. ethane price

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EARNINGS RELEASE 1Q25

5.	PERFORMANCE BY SEGMENT
5.1	BRAZIL/SOUTH AMERICA

In 1Q25, the average resin spread in the international market was higher compared to 4Q24, mainly influenced by the PE US spread. Additionally, the average spread of the main chemicals was higher compared to the previous quarter, mainly due to the increase in the price of propylene and gasoline.

The volume of resin sales in the Brazilian market remained in line with 4Q24, with a reduction in the volume of PVC sold and an increase in the volume of PE and PP sold.

In 1Q25, the Recurring EBITDA of the Brazil/South America segment was 76% higher than in 4Q24 and represented 78% of the consolidated Recurring EBITDA of the company's segments in the quarter.

5.1.1	OPERATIONAL OVERVIEW

a) Demand for resins in Brazil (PE, PP, and PVC): in line (+1%) with 4Q24.

Compared to 1Q24, demand was lower (-7%), mainly due to the build-up of inventories during the period.

b) Average utilization rate of petrochemical complexes: higher than in 4Q24 (+4 p.p.) due mainly to the higher efficiency of the petrochemical plants, especially the inventory management carried out at the Rio de Janeiro gas base plant, in anticipation of the scheduled shutdown of this plant in 3Q25.

Compared to 1Q24, the utilization rate remained in line.

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EARNINGS RELEASE 1Q25

c) Resin sales volume: in the Brazilian market, sales volume remained in line with 4Q24, highlighted by an increase in PE and PP sales volume by 2% and 3%, respectively, offset by a reduction in PVC sales volume by 16%.

In relation to 1Q24, the reduction (-4%) is mainly explained by (i) lower sales volumes of PE and PP due to the continued prioritization of sales with higher added value; and (ii) lower sales volumes of PVC due to the greater supply of the product globally.

Exports were lower than in 4Q24 (-17%), mainly due to the lower volume of PP sales as a result of prioritizing the Brazilian market, which was associated with lower availability of products for sale.

Compared to 1Q24, sales volume remained in line.

d) Sales volume of main chemicals8: in the Brazilian market, a reduction compared to 4Q24 (-8%) and 1Q24 (-5%), mainly due to the higher volume of internal transfers of ethylene and propylene for resin production.

8 Main chemicals refer to: ethylene, propylene, butadiene, cumene, gasoline, benzene, toluene and paraxylene, given these products’ share of net revenue in the segment.

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EARNINGS RELEASE 1Q25

Exports were higher than in 4Q24 (+24%), mainly due to the higher volume of sales of butadiene, paraxylene, and toluene, given the greater availability of product for export with the lower demand from the Brazilian market.

The reduction (-14%) in relation to 1Q24 is mainly explained by the lower sales volume of (i) benzene due to the lower availability of product for sale related to operational impacts at the Rio Grande do Sul plant; and (ii) paraxylene, due to lower demand in the Brazilian market.

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EARNINGS RELEASE 1Q25

UPDATES ABOUT ALAGOAS

The provision for the geological event in Alagoas, based on its assessment and that of its external advisors, considering the measures recommended on technical studies in the short and long-term and the existing information and refined estimates of expenses for implementing several measures connected with the geological event in Alagoas, presents the following changes at the end of the 1st quarter of 2025:

Balance of the Alagoas geological event’s provision (R$million)	1Q25	4Q24	1Q25 YTD	2024
Balance at the beginning of the period	5,570	4,756	5,570	5,240
Provision Additions[9]	(47)	1,344	(47)	2,237
Payments and Reclassifications[10]	(468)	(566)	(468)	(2,052)
Realization of present value adjustment	25	36	25	145
Balance at the end of the period	5,080	5,570	5,080	5,570

The provision balance at the end of the period was R$5.1 billion, lower (-9%) compared to the balance at the end of 4Q24. The reversal of the provision of approximately R$47 million was recorded after updating the present value adjustment due to the revision of the estimated disbursement.

As of March 31, 2025, the main advances on the action fronts in Maceió were:

(i)	Financial Compensation Program (PCF): 99.9% (19,190) of proposals submitted, with around 99.2% of proposals paid.
(ii)	Relocation Support: 99.9% of residents of the total residential, commercial, and mixed properties have already relocated.
(iii)	Closing and Monitoring of salt cavities: at the end of 2024, actions were provisioned, if necessary, to ensure that the 35 cavities reach a maintenance-free state in the long term, suitable for the definitive closure of the field. Of these, 18 cavities will be filled primarily with solid material, 6 of which have already been completed. 11 cavities remain in the salt layer and are suitable for pressurization, with the recommendation of filling with solid material in the long term considered by the Company following a technical note issued by a specialized consultancy. The other 6 cavities were filled naturally, with 5 already confirmed and 1 in the confirmation process.
(iv)	Socio-urban measures: 11 projects were defined for urban mobility, 6 of which were completed, 2 in progress, and 3 in the planning phase.

For more information on advances made on the action fronts in Alagoas during the quarter, see Appendix 8.3 of this document.

9 The reversal of the provision during 1Q25 primarily refers to the update of the present value adjustment due to the revision of the estimated disbursement. In 2024, the addition to the provision is mainly explained by (i) the update of cost estimative relating to the adjustments to the plan for closing the mining wells; (ii) the implementation and advancement in the maturity of projects, initiatives and programs present in the actions fronts in Alagoas; and (iii) inflation adjustment of R$4 million reported under Financial expenses.

10 Of the amount at the end of 1Q25 of R$468 million: (i) R$286 million refers to payments made; and (ii) R$182 million were reclassified was reclassified to Other liabilities, which totals a balance of R$431 million referring to accounts payable for the Geological event – Alagoas.

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5.1.2	FINANCIAL OVERVIEW

A) Net Revenue: lower, in U.S. dollars (-2%) and in Brazilian real (-2%), compared to 4Q24, mainly due to the reduction of (i) 40 thousand tons, or 17%, in the volume of resin exports; (ii) 53 thousand tons, or 8%, in the volume of sales of main chemicals in the Brazilian market; and (iii) 3% in the international reference price for PVC.

In 1Q25, net revenue was positively impacted by approximately R$37 million related to REIQ Investimentos, which consists of a presumed credit of 1.5% of PIS/COFINS linked to investments in the Brazilian chemical industry.

Compared to 1Q24, revenue was lower in U.S. dollars (-8%), mainly due to the reduction of (i) 31 thousand tons, or 4%, in the volume of resin sales in the Brazilian market; (ii) 30 thousand tons, or 5%, in the volume of sales of main chemicals in the Brazilian market; (iii) 10 thousand tons, or 14%, in the volume of exports of main chemicals; (iv) 6% in the international price reference for main chemicals and PVC; and (v) 2% in the international price reference for PP.

In Brazilian real, the increase (+9%) compared to 1Q24 is explained by the depreciation of the average Brazilian real against the average U.S. dollar by 18% in the period.

B) Cost of Goods Sold (COGS): lower, in U.S. dollars (-3%) and in Brazilian real (-2%), when compared to 4Q24, mainly due to the reduction of around 40 thousand tons and 53 thousand tons in the volume of resins and main chemicals exported to the Brazilian market, respectively, partially offset by the increase of 2%, 24% and 15% in international references for naphtha, ethane and propane, respectively.

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EARNINGS RELEASE 1Q25

Compared to 1Q24 (-7%), this was mainly due to a reduction of 31 thousand tons, 30 thousand tons and 10 thousand tons in the resins sales volume in the Brazilian market, of main chemicals in the Brazilian market and for export, respectively, partially offset by an increase of 42% and 7% in the international references of ethane and propane, respectively.

In Brazilian real, the increase (+9%) compared to 1Q24 is explained by the depreciation of the average Brazilian real against the average U.S. dollar by 18% in the period.

In the first quarter of 2025, the cost of goods sold (COGS) of the Brazil/South America segment was affected by the recording of a provision for losses and write-offs due to the hibernation of one of the cell houses of the Chlor-Alkali plant in Alagoas, totaling approximately R$111 million.

In 1Q25, COGS was positively impacted by PIS/COFINS credits on feedstock purchases (REIQ) of US$ 13 million (R$ 74 million) and Reintegra credits of US$ 0.4 million (R$ 2.3 million).

C) SG&A Expenses: remained in line in U.S. dollars and Brazilian real compared to 4Q24.

Compared to 1Q24, the reduction in U.S. dollars (-17%) and Brazilian real (-2%) is mainly explained by lower provisions for losses in the accounts receivable item.

D) Other Revenue (Expense), Net: US$ 8 million (R$ 47 million), mainly due to the present value adjustment related to the disbursement estimates for the Alagoas geological event.

E) Recurring EBITDA: US$199 million (R$1,165 million), higher in U.S. dollars (76%) and in Brazilian real (82%) when compared to 4Q24, mainly due to the (i) 5% increase in the average spread of resins on the international market, with emphasis in the PE price in the USA, which was 15% higher in the period; (ii) 6% spread increase of main chemicals on the international market; and (iii) 24% increase in the volume of exports of main chemicals.

Compared to 1Q24, it was lower in U.S. dollars (-5%), mainly due to the reduction of (i) 8% in the average spread of the main chemicals on the international market; and (ii) in the sales volume of resins and main chemicals.

In Brazilian real, the increase (+12%) compared to 1Q24 is explained by the depreciation of the average Brazilian real against the average U.S. dollar by 18% in the period.

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EARNINGS RELEASE 1Q25

5.1.3	RENEWABLES

5.1.3.1	OPERATIONAL OVERVIEW

a) Green ethylene utilization rate: higher compared to 4Q24 (+10 p.p.), mainly due to the normalization of operations after the unscheduled shutdown of the Rio Grande do Sul plant in 4Q24.

Compared to 1Q24, it was lower (-11 p.p.), mainly explained by the unscheduled shutdown due to an electrical failure that occurred at the power substation in Rio Grande do Sul in 1Q25, lasting 10 days.

b) Sales volume of Green PE (I'm greenTM biobased): lower compared to 4Q24 (-32%) and 1Q24 (-14%) mainly due to (i) lower availability of product for sale, associated with the unscheduled shutdown of the Rio Grande do Sul plant; and (ii) lower seasonal demand due to the Chinese New Year.

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5.1.3.2	FINANCIAL OVERVIEW

A) Net Sales Revenue of Green PE and ETBE11: lower compared to 4Q24 (-19%) and in relation to 1Q24 (-14%) mainly explained by the lower sales volume given the lower product availability, associated with an unscheduled shutdown due to an electrical failure in the power substation in Rio Grande do Sul that occurred in 1Q25, lasting 10 days.

5.2	UNITED STATES AND EUROPE

The average PP Europe spread was lower than in 4Q24, mainly due to the increase in imports to Europe and the rise in the international benchmark price of propylene in the region. In the United States, the PP spread remained in line compared to the previous quarter.

PP sales volumes were higher than in the previous quarter, mainly due to the higher availability of the product for sale in the United States and Europe.

In 1Q25, the Recurring EBITDA of the United States and Europe segment was higher than in 4Q24 and represented 8% of the consolidated Recurring EBITDA of the Company's segments in the quarter.

5.2.1	OPERATIONAL OVERVIEW

a) PP demand: PP demand in North America was higher (+2%) than in 4Q24, mainly due to the seasonality of the period. Compared to 1Q24, demand in North America remained in line.

In Europe, PP demand was lower (-2%) compared to 4Q24, mainly due to uncertainties regarding the external scenario with geopolitical tensions between the United States and China.

Compared to 1Q24, demand in North America was lower (-1%), mainly explained by (i) the normalization of sea freight prices; and (ii) due to uncertainties regarding the external scenario, as explained previously. In Europe, demand remained in line when compared to 1Q24.

11 Product that uses renewable feedstock, ethanol in its composition

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b) Average utilization rate of PP plants: increased compared to 4Q24 (+13 p.p.) mainly due to (i) the normalization of operations in European plants after unscheduled shutdowns in 4Q24; and (ii) the adjustment of production in the United States to meet demand in the region.

Compared to 1Q24, the utilization rate was higher (+4 p.p.) mainly due to the normalization of operations in the United States after an unscheduled shutdown in 1Q24.

c) PP sales volume: increased compared to 4Q24 (+11%) mainly due to (i) the greater availability of product for sale in the United States and Europe; and (ii) the slight increase in demand for PP in the United States.

Compared to 1Q24, sales volume was lower (-2%), mainly due to lower PP sales volume in Europe as a result of the higher import volume in the region combined with weakened demand.

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5.2.2	FINANCIAL OVERVIEW

A) Net Revenue: increase in U.S. dollars (+8%) and in Brazilian real (+9%) when compared to 4Q24, mainly due to (i) an increase of 48 thousand tons, or 11%, in the volume of PP sales; and (ii) a 4% increase in the average international reference price for PP.

The decrease in U.S. dollars (-17%) and Brazilian real (-2%) compared to 1Q24 is mainly due to (i) an 11% decrease in the average international reference price for PP; and (ii) a decrease of 12 thousand tons, or 2%, in the volume of PP sales.

B) Cost of Goods Sold (COGS): increase in U.S. dollars (+8%) and in Brazilian real (+8%) when compared to 4Q24, mainly due to (i) an increase of 48 thousand tons, or 11%, in the volume of PP sales; and (ii) an increase of 8% and 2% in the international price of propylene in the United States and Europe, respectively.

Compared to 1Q24, it was lower in U.S. dollars (-11%), mainly due to a reduction of 12 thousand tons, or 2%, in the volume of PP sales.

In Brazilian real, it was higher (+5%) mainly due to the depreciation of the average Brazilian real against the average U.S. dollar by 18% in the period.

C) SG&A Expenses: lower in U.S. dollars (-17%) and in Brazilian real (-17%) compared to 4Q24, mainly due to lower overhead and logistics costs.

Compared to 1Q24, they were lower in U.S. dollars (-3%), mainly due to lower logistics and maintenance costs.

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The increase in the Brazilian real (+14%) is mainly explained by the depreciation of the average Brazilian real against the average U.S. dollar by 18% in the period.

D) Other Revenue (Expenses), Net: US$ 15 million, mainly due to revenue from the sale of logistics wagons in the United States.

E) Recurring EBITDA: US$ 20 million (R$ 116 million), higher than in 4Q24 (+US$ 30 million) due mainly to the increase of 48 thousand tons, or 11%, in the volume of PP sales in the quarter.

Compared to 1Q24, it was lower in U.S. dollars (-72%) and in Brazilian real (-66%), mainly due to the reduction of (i) 6% in the average PP spread in the United States and Europe; and (ii) 12 thousand tons, or 2%, in the volume of PP sales.

5.3	MEXICO

The PE North America spread was higher than in 4Q24, mainly due to the higher price of PE US, associated with the restocking of inventories and the lower supply of ethylene and PE due to scheduled and unscheduled shutdowns at gas-based petrochemical plants in the United States.

The volume of PE sales was lower due to inventory management in anticipation of the general maintenance shutdown at the plant scheduled to take place in 2Q25.

In 1Q25, the Mexico segment's Recurring EBITDA was US$ 37 million, higher than in 4Q24, representing 14% of the consolidated Recurring EBITDA of the company's segments in the quarter.

5.3.1OPERATIONAL	OVERVIEW

a) PE demand in the Mexican market: remained in line with 4Q24. Compared to 1Q24, the increase (+3%) is mainly explained by the seasonality of the period associated with the inventory build-up.

b) Average utilization rate of PE plants: increased compared to 4Q24 (+2 p.p.), mainly due to the increased supply of ethane through the Fast Track solution, of around 21.3 thousand barrels per day, compared to 19.2 thousand barrels in 4Q24. The volume of ethane supplied by PEMEX was around 28.3 thousand barrels per day, compared to 30.3 thousand barrels in 4Q24.

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Compared to 1Q24, the average utilization rate of PE plants was lower (-4 p.p.) mainly due to the lower (i) supply of ethane by PEMEX, of 28.3 thousand barrels per day, compared to 30.3 thousand barrels per day in 1Q25; and (ii) supply of ethane through the Fast Track solution, of around 21.3 thousand barrels per day, compared to 22.7 thousand barrels per day in 1Q24.

c) PE sales volume: reduction compared to 4Q24 (-5%) and 1Q24 (-11%), mainly due to inventory management in anticipation of the general maintenance shutdown at the plant scheduled for 2Q25.

5.3.2FINANCIAL	OVERVIEW

A) Net Revenue: lower in U.S. dollar (-2%) and in Brazilian real (-2%) when compared to 4Q24, mainly due to the reduction of 9 thousand tons, or 5%, in the volume of PE sales, partially offset by the 8% increase in the international reference price for PE.

Compared to 1Q24 (-9%), the decrease was mainly due to the 23 thousand tons, or 11%, reduction in the volume of PE sales. In Brazilian Real, the increase (+7%) is mainly explained by the depreciation of the average Brazilian real against the average U.S. dollar by 18% in the period.

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Sales by region (% in tons)

B) Cost of Goods Sold (COGS): lower in U.S. dollars (-4%) and Brazilian real (-4%) compared to 4Q24, mainly due to a reduction of 9 thousand tons, or 5%, in the volume of PE sales, partially offset by a 24% increase in the international ethane benchmark compared to the previous quarter.

Compared to 1Q24, the reduction in U.S. dollars (-14%) is explained mainly by the 23 thousand tons, or 11%, reduction in the volume of PE sales, partially offset by the 42% increase in the international reference price for ethane compared to the same quarter of the previous year. In Brazilian real, the increase (+2%) is mainly explained by the depreciation of the average Brazilian real against the average U.S. dollar by 18% in the period.

C) SG&A Expenses: lower in U.S. dollars (-42%) and Brazilian real (-43%) when compared to 4Q24 due to commercial expenses related to the ethane resale operation in the international market that took place in the previous quarter.

Compared to 1Q24, the reduction in U.S. dollars (-4%) is mainly due to lower personnel expenses. In Brazilian real, the increase (+14%) is explained primarily by the depreciation of the average Brazilian real against the average U.S. dollar by 18% in the period.

D) Other Revenue (Expenses), Net: total net expenses of US$ 1 million, lower than in 4Q24, mainly due to commercial expenses related to the ethane resale operation in the international market in the previous quarter.

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E) Recurring EBITDA: US$ 37 million (R$ 219 million), higher than in 4Q24 in U.S. dollars (+6%) and in Brazilian real (+8%), mainly due to the 4% increase in the PE spread on the international market.

Compared to 1Q24, Recurring EBITDA was higher in U.S. dollars (+2%) and Brazilian real (+21%), mainly due to the 1 p.p. increase in the gross margin of the Mexico segment in the quarter.

5.3.3INVESTMENTS

The investment planned for 2025 by Braskem Idesa is US$104 million (R$623 million), of which US$25 million refers to the conclusion of the construction of the ethane import terminal, financed through the Syndicated Project Finance Loan of Terminal Química Puerto México (TQPM), and which will not require additional disbursements by the shareholders Braskem Idesa and Advario.

Operating Investments for 1Q25: the main operating investments made by Braskem Idesa were in initiatives in asset reliability and integrity and investments in health, safety, and the environment, totaling US$ 12 million in the quarter.

Strategic Investments for 1Q25: refer to the continued construction of the ethane import terminal through Terminal Química Puerto México (TQPM), which is financed by the Syndicated Project Finance Loan, totaling US$ 25 million in the quarter.

5.3.3.1	ETHANE IMPORT TERMINAL

In May 2025, the project to build an ethane import terminal in Mexico was completed through the subsidiary Terminal Químico Puerto México ("TQPM"), a joint venture between Braskem Idesa and Advario, with each shareholder holding a 50% stake.

The terminal has the capacity to import up to 80,000 barrels of ethane per day, which is equivalent to 120% of Braskem Idesa's ethane needs to operate at full capacity. The connection between the terminal and Mexico's Petrochemical Complex is via pipelines and the terminal has 2 tanks with a storage capacity of approximately 50,000 m³ of ethane each, equivalent to approximately 12 days of stock.

The total estimated value for the construction of the terminal is US$580 million (US$446 million CAPEX ex-VAT), of which US$ 408 million is financed in the form of a Syndicated Project Finance Loan, made by TQPM in November 2023.

In 1Q25, the cash requirements for the construction of the terminal were disbursed through the Syndicated Project Finance Loan, without the need for additional contributions from Braskem Idesa and Advario. The amount invested by TQPM in the ethane import terminal in the first quarter of 2025 was US$25 million (R$146 million), using the financing obtained as sources of funds.

The total amount disbursed at the ethane import terminal from the start of the project to the end of 1Q25 was around US$ 405 million, with net disbursements by Braskem Idesa totaling around US$ 95 million.

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5.3.4	DEBT MATURITY PROFILE AND RATING

As of March 31, 2025, the average maturity of the debt was around 5.7 years, with 93% maturing in 2029. The weighted average cost of Braskem Idesa's debt was exchange rate variation +7.3% p.a.

The liquidity level of US$ 195 million is sufficient to cover the payment of all liabilities coming due in the next 19 months.

In April 2025, Braskem Idesa signed a financing agreement with Inbursa bank in the amount of US$95 million. The financing has semmi-annual interest and a term of 4 years, with bullet amortization in 2029. The operation has no covenants, and the resources were used to pre-pay the Term Loan in the amount of US$ 105 million, eliminating the need to maintain the Debt Service Reserve Account (DSRA) related to the Term Loan.

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Rating

CORPORATE CREDIT RISK – BRASKEM IDESA
Agency	Rating	Outlook	Date
FITCH	B+	Stable	12/13/2024
S&P	B	Negative	07/05/2024

5.3.5PERFORMANCE	OF BRASKEM IDESA'S DEBT INSTRUMENTS

6.CONSOLIDATED	FINANCIAL OVERVIEW

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6.1	CONSOLIDATED REVENUE

6.2	COST OF GOODS SOLD (COGS)

6.3	OTHER REVENUE (EXPENSE), NET

On March 31, 2025, Braskem recorded total net revenue of R$107 million, higher than in 4Q24 and 1Q24, mainly due to (i) the adjustment in the appraisal report for the sale of Cetrel, of around R$43 million; (ii) the sale of logistics wagons in the United States, of around R$32 million; and (iii) the updating of the adjustment to present value of the estimated disbursements for the geological event in Alagoas, of around R$51 million.

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6.4	RECURRING EBITDA[12]

Braskem's Recurring EBITDA was US$ 224 million (R$1,321 million) in 1Q25, higher than in 4Q24 (+121%) due mainly to the increase of (i) 5% in the average spread of resins on the international market in the Brazil/South America segment; (ii) 6% in the spread of main chemicals on the international market in the Brazil/South America segment; (iii) 24% in the export volume of main chemicals in the Brazil/South America segment; (iv) 48 thousand tons, or 11%, in the sales volume of PP in the United States and Europe segment; and (v) 4% in the PE spread in the Mexico segment.

The reduction in relation to 1Q24 (-2%) is mainly explained by the reduction of (i) 8% in the average spread of main chemicals combined with the reduction in sales volume in the Brazilian market (-30%) and exports of main chemicals (-14%) in the Brazil/South America segment; and (ii) 6% in the average PP spread combined with the reduction in PP sales volume in the United States and Europe segment. In Brazilian real, the increase (+16%) is explained by the depreciation of the average Brazilian real against the average U.S. dollar by 18% in the period.

12 Braskem’s consolidated result corresponds to the sum of the results in Brazil, United States & Europe and Mexico, minus eliminations and reclassifications of purchases and sales among the segments reported by the Company, plus Other Segments.

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6.5	CONSOLIDATED FINANCIAL RESULT

Financial expenses: decrease compared to 4Q24 (-24%) mainly due to (i) lower interest related to Braskem Idesa's Shareholder Loan after the capitalization carried out in Oct/24; and (ii) the effect in 4Q24 of the amortization of transaction costs associated with the prepayment of the hybrid bond.

In comparison with 4Q24, the increase (+18%) is mainly explained by (i) higher interest expenses due to the increase in the gross debt balance and cost of debt in the period; and (ii) the positive effect on financial expenses in 1Q24 related to tax regularization through the Paulista Agreement13.

Financial income: decrease compared to 4Q24 (-35%) and 1Q24 (-31%), mainly due to lower interest income from financial investments due to the lower cash position in the period.

Net exchange variation: the positive variation in 1Q25 compared to 4Q24 is mainly explained by the appreciation of around 15% of the final real between the periods against the dollar on average net exposure to the dollar in the amount of US$ 5.7 billion. This effect was partially offset by (i) the impact of hedge accounting in the amount of R$ 529 million; and (ii) the depreciation of approximately 22% of the Mexican peso at the end of the period against the dollar on the average net exposure to the dollar of Braskem Idesa and its subsidiaries in the amount of US$ 1.7 billion.

Transactions in financial instruments under hedge accounting

In relation to Braskem S.A.'s export hedge accounting, in the quarter the Company realized US$200 million (R$355.8 million) in exports of a discontinued flow in 2024. The initial designation rate was R$/US$ 3.6694, set in February 2019, while the realization rate was R$/US$ 5.4481, set in September 2024. The balance of financial instruments designated for this hedge accounting at the end of 1Q25 was US$5.15 billion.

As for Braskem Idesa's export hedge accounting, in the quarter the Company realized US$94.8 million (MXN613.0 million) in exports of designated and discontinued flows between 2016 and 2021. The average initial designation rate was MXN/US$ 13.6528 and the average realization rate was MXN/US$ 20.1188. The balance of instruments designated for this hedge accounting at the end of 1Q25 was US$2.2 billion.

Long-term Currency Hedge Program

Braskem's inputs and products have prices denominated in or strongly influenced by international commodity prices, which are usually denominated in US dollars. Since 2016, Braskem has contracted derivative financial instruments to mitigate part of the exposure of its cash flow denominated in Brazilian real. The program's main form of mitigation is dollar call and put option contracts, protecting flows expected to last up to 18 months.

13 In February 2024, the Attorney General of the State of São Paulo (“PGE”) published Resolution 6/24 that regulates the “Acordo Paulista”, a program created with the promulgation of State Law No. 17,843 that allows the regularization of ICMS debts with discounts on interest, fines and legal fees. In March 2024, PGE accepted the Company's request to include two legal proceedings, reducing the total amount of the contingency from R$349 million to R$66 million and authorizing its payment in 120 monthly installments, from April 2024 to March 2034.

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On March 31, 2025, Braskem had a notional value of outstanding put options of US$ 0.966 billion, at an average exercise price of R$/US$ 4.84. At the same time, the Company also had a total outstanding notional amount sold in calls of US$ 0.659 billion, at an average exercise price of R$/US$ 7.10. The operations contracted have a maximum maturity of 18 months. The marking to fair value of these Zero Cost Collar ("ZCC") operations was negative at R$9 million at the end of 1Q25.

Due to the volatility of the dollar in the period, options were exercised, with a negative cash effect of 0.79 million at the end of 1Q25.

6.6	NET INCOME (LOSS)

In the quarter, the company recorded a net profit attributable to shareholders of US$ 113 million, or R$ 698 million, mainly due to: (i) the impact of R$ 1.9 billion of positive exchange variation on the financial result; and (ii) a gross margin of 6.73%, an increase of 0.7 p.p. over the previous quarter.

6.7	INVESTMENTS

The investment planned for 2025 by Braskem (formerly Braskem Idesa and formerly REIQ Investimentos) is US$ 404 million (R$ 2.4 billion). Considering the investments to be made through REIQ Investimentos, the investment planned for 2025 totals US$ 484 million (R$ 2.9 billion).

At the end of 1Q25, Braskem had made investments worth approximately US$ 64 million (R$ 336 million) (ex-Braskem Idesa and REIQ-Investimentos). Considering the investments made through REIQ Investimentos, the total up to the end of 1Q25 was US$ 70 million (R$ 373 million).

Operating Investments 1Q25: (i) conclusion of payments for the scheduled maintenance shutdown of the Alagoas PVC plant in 2024; (ii) investment in the new SAP /4 Hana ERP; and (iii) asset mechanical integrity program and acquisition of spare parts for operational continuity.

Strategic Investments 1Q25: acquisition of industrial land in the Duque de Caxias industrial hub in Rio de Janeiro.

REIQ Investimentos 1Q25: In January 2025, REIQ Investments was announced, which consists of a presumed credit of 1.5% of PIS/COFINS linked to investments in the Brazilian chemical industry. Within this context, Braskem announced seven projects worth an estimated total of R$614 million to increase its production capacity by 139,000 tons, distributed among PE, PVC and other chemical products, in three states: Bahia, Rio Grande do Sul and Alagoas. For 2025, the estimated investment is R$477 million (US$80 million).

By 1Q25, the company had realized around US$ 6 million in tax credits relating to the investment to increase the capacity of the PE production plant in Rio Grande do Sul by 50 thousand tons.

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6.8	CASH FLOW

In the quarter, Braskem had operating cash consumption of R$936 million. This result is mainly explained by the negative variation in working capital, mainly due to the management of feedstock and finished product inventories as a result of scheduled shutdowns.

Recurring cash consumption was R$2.4 billion, mainly due to the half-yearly interest payments on the debt securities issued on the international market by the company, which are concentrated in the 1st and 3rd quarters of the year.

Considering the disbursements related to the geological event in Alagoas, the company had a cash consumption of R$2.7 million in 1Q25.

6.9	DEBT MATURITY PROFILE AND RATING

On March 31, 2025, the balance of gross corporate debt was US$8.6 billion, in line with the balance presented on December 31, 2024. At the end of the period, corporate debt in foreign currency represented 91% of the company's total debt.

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The average term of corporate debt was around 9 years in March 2025, with 68% of debts concentrated from 2030 onwards. The weighted average cost of the company's corporate debt was exchange variation +6.19% p.a.

The company ended the quarter with a net debt balance of US$ 6.6 billion.

Debt US$ million	Mar/25 (A)	Dec/24 (B)	Mar/24 (C)	Chg. (A)/(B)	Chg. (A)/(C)
Consolidated Gross Debt	**11,086**	**11,040**	**10,947**	***0%***	***1%***
in R$	746	675	1,024	*11%*	*-27%*
in US$	10,339	10,365	9,923	*0%*	*4%*
(-) Debt - Braskem Idesa and TQPM	**2,528**	**2,444**	**2,388**	***3%***	***6%***
in US$	2,528	2,444	2,388	*3%*	*6%*
(+) Financing Derivatives	**2**	**(8)**	**(24)**	***n.a.***	***n.a.***
in US$	2	(8)	(24)	*n.a.*	*n.a.*
(=) Gross Debt (Ex-Braskem Idesa and TQPM)	**8,559**	**8,589**	**8,535**	***0%***	***0%***
in R$	746	675	1,024	*11%*	*-27%*
in US$	7,813	7,914	7,510	*-1%*	*4%*
Cash and Cash Equivalents Consolidated	**2,277**	**2,716**	**3,655**	***-16%***	***-38%***
in R$	792	863	2,129	*-8%*	*-63%*
in US$	1,485	1,853	1,526	*-20%*	*-3%*
(-) Cash and Cash Equivalents - Braskem Idesa e TQPM	**266**	**278**	**357**	***-4%***	***-26%***
in US$	266	278	357	*-4%*	*-26%*
(-) Exclusive Cash to Alagoas	**19**	**19**	**27**	***-1%***	***-29%***
in R$	19	19	27	*-1%*	*-29%*
(-) Cash to Injunction of ICMS Benefit	**-**	**-**	**0**	***n.a.***	***-100%***
in R$	-	-	0	*n.a.*	*-100%*
(-) Cash and Cash Equivalents (Ex-Braskem Idesa, TQPM and Alagoas)	**1,992**	**2,419**	**3,271**	***-18%***	***-39%***
in R$	773	844	2,102	*-8%*	*-63%*
in US$	1,219	1,575	1,169	*-23%*	*4%*
(=) Adjusted Net Debt	**6,568**	**6,170**	**5,263**	***6%***	***25%***
in R$	(26)	(169)	(1,078)	*-84%*	*-98%*
in US$	6,594	6,339	6,341	*4%*	*4%*
(+) Global Agreement	**107**	**106**	**138**	***1%***	***-22%***
in R$	107	103	140	*4%*	*-24%*
in US$	-	4	(2)	*-100%*	*-100%*
Recurring EBITDA (LTM)	**842**	**845**	**626**	***0%***	***34%***
Adjusted Net Debt/Recurring EBITDA (LTM)	**7.92x**	**7.42x**	**8.62x**	***7%***	***-8%***
(-) Hybrid Bond[1]	**-**	**-**	**312**	***n.a.***	***-100%***
in US$	-	-	312	*n.a.*	*-100%*
(=) Adjusted Net Debt with 50% of hybrid bond	**6,675**	**6,276**	**5,090**	***6%***	***31%***
Adjusted Net Debt/Recurring EBITDA (LTM) with hybrid bond	**7.92x**	**7.42x**	**8.12x**	***7%***	***-2%***

[1]For leverage purposes, the rating agencies Standard & Poor's and Fitch Rating considered the hybrid bond to be treated as 50% equity until its prepayment in Oct/24, from this date onwards the instrument is treated as 100% debt.

The cash level of US$ 2.0 billion in March 2025 guarantees coverage of debt maturities over the next 33 months and does not consider the available international revolving credit line of US$ 1.0 billion maturing in December 2026.

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Rating

CORPORATE CREDIT RATING - GLOBAL SCALE
Agency	Rating	Outlook	Date
FITCH	BB+	Negative	10/07/2024
S&P	BB+	Negative	10/07/2024

CORPORATE CREDIT RATING - NATIONAL SCALE
Agency	Rating	Outlook	Date
FITCH	AAA(bra)	Stable	10/07/2024
S&P	brAAA	Negative	10/07/2024

7.CAPITAL	MARKETS
7.1	STOCK PERFORMANCE

On March 31, 2025, Braskem's shares were quoted at R$ 11.00/share (BRKM5) and US$ 3.85/share (BAK). The Company's shares are part of Level 1 corporate governance of B3 - Brasil, Bolsa e Balcão and are traded on the New York Stock Exchange (NYSE), through Level 2 ADRs (American Depositary Receipts), where each Braskem ADR (BAK) corresponds to two class "A" preferred shares issued by the Company, and on the Latibex Stock Exchange in Madrid, under the ticker XBRK.

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7.2	PERFORMANCE OF CORPORATE DEBT SECURITIES

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8.	LIST OF ANNEXES
8.1	PETROCHEMICAL SPREADS

BRAZIL/SOUTH AMERICA

•	PE Spread[14]: increase compared to 4Q24 (+15%).
o	The price of PE in the US increased (+8%) compared to 4Q24, mainly due to (i) higher demand due to the replenishment of inventories in the region; and (ii) the lower supply of ethylene and PE due to scheduled and unscheduled shutdowns of gas-based petrochemical plants in the United States.
o	The price of naphtha ARA increased (+2%) compared to 4Q24, explained by the higher price of oil, mainly due to the instability of the geopolitical scenario.
o	Compared to 1Q24, the spread was higher (+8%) mainly due to lower ARA naphtha prices (-5%) as a result of lower oil prices (-9%).
•	PP Spread[15]: lower compared to 4Q24 (-3%).
o	The price of PP in Asia remained in line with 4Q24.
o	The price of naphtha ARA increased (+2%) compared to 4Q24, as explained previously.
o	Compared to the same quarter in 2024, the spread was higher (+5%) mainly due to the lower price of naphtha ARA (-5%), as previously mentioned.
•	PVC Par Spread[16]: decrease compared to 4Q24 (-20%).
o	The price of PVC was lower compared to 4Q24 (-3%), mainly impacted by (i) lower demand from the civil construction sector in China, due to uncertainties regarding import tariffs; (ii) the increase in supply, explained by the entry of new PVC production capacities, mainly in Asia; (iii) the higher price of Ethylene in Europe (+2%); and (iv) the increase in the price of Brent oil (+1%) on the international market, as mentioned previously.
o	Compared to 1Q24, the Par PVC spread was higher (+4%), mainly impacted by the reduction in Brent oil prices (-9%).
•	Spread on Main Chemicals[17]: increase compared to 4Q24 (+6%).
o	The price of the main chemicals was higher (+3%) compared to the previous quarter, mainly due to (i) the higher price of gasoline (+6%) on the international market, due to the reduction in product availability in the United States, explained by scheduled and unscheduled shutdowns that occurred in the period; and (ii) the increase in the price of propylene (+8%) in the USA, due to scheduled and unscheduled shutdowns during the period, as a result of winter storms.
o	In relation to 1Q24, the Main Chemicals spread was lower (-8%), influenced by the reduction in gasoline prices (-12%); of toluene (-22%), benzene (-14%), and propylene (-17%), mainly due to increased stocks, reduced demand and economic uncertainties.

14 (U.S. PE Price – naphtha ARA price)*82%+(U.S. PE Price – 50% U.S. ethane price – 50% U.S. propane price)*18%.

15 Asia PP price – ARA naphtha price.

16 The PVC Par spread better reflects the profitability of the Vinyls business, which is more profitable compared to the temporary/non-integrated business model of 2019/20, when the Company imported EDC and caustic soda to serve its clients. Its calculation formula is: Asia PVC Price + (0.685*U.S. Caustic Soda) - (0.48*Europe Ethylene) - (1.014*Brent).

17 Average price of the main chemicals (Ethyne (20%), Butadiene (10%), Propylene (10%), Cumene (5%), Benzene (20%), Paraxylene (5%), Gasoline (25%) and Toluene (5%), according to Braskem's sales volume mix) - price of ARA naphtha.

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UNITED STATES AND EUROPE

•	PP Spreads US18: remained in line with 4Q24.
o	In relation to the same quarter of the previous year, the spread remained in line.
•	PP Spreads Europe[19]: lower (-15%) compared to 4Q24.
o	The price of PP was lower (-1%) compared to 4Q24, due to the increase in supply of this product in the region with the highest volume of imports, as a result of the reduction in logistical restrictions caused by geopolitical conflicts.
o	The price of propylene in Europe was higher (+2%) when compared to 4Q24, mainly due to (i) the higher price of naphtha on the international market; and (ii) scheduled and unscheduled shutdowns, reducing product supply on the market.
o	Compared to 1Q24, the spread was lower (-28%) mainly impacted by the lower PP price in Europe (-5%), combined with the increase in the price of propylene (+1%).

MEXICO

•	PE Spread North America[20]: increase compared to 4Q24 (+4%).
o	The PE price in the US was higher (+8%) compared to 4Q24, as previously explained.
o	The price of ethane was higher (+24%) compared to 4Q24, mainly explained by (i) the increase in the price of natural gas due to winter seasonality; and (ii) increase in export volumes of this product due to the expansion of its export capacity to meet international demand.
o	Compared to the same period of the previous year, the spread was lower (-8%), mainly impacted by the increase (+42%) in the price of ethane, influenced by the factors mentioned above.

18 U.S. PP – U.S. propylene price

19 EU PP – EU propylene price

20 U.S. PE – U.S. ethane price

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8.2	RESIN SALES BY SECTOR

Resin sales by sector (%) | Brazil/South America segment

Resin sales by sector (%) | Mexico segment

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8.3	UPDATES ABOUT ALAGOAS

In May 2019, the Geological Survey of Brazil (“CPRM”) issued a report, indicating that the geological phenomenon identified in certain neighborhoods of the municipality of Maceió, Alagoas, could be related to the rock salt well exploration activities developed by Braskem. The salt mining operation, from this moment on, was fully ended by the Company.

Since then, the Company has been devoting its best efforts to understand the geological event, its possible effects on surfaces, stability of rock salt cavities and in carrying out precautionary measures to ensure public safety. The results arising from the understanding of the geological event are being shared with the Brazilian National Mining Agency (“ANM”) and other pertinent authorities.

As a result of the geological phenomenon, negotiations were conducted with public and regulatory authorities that resulted in the Agreements executed, including the following agreements in progress:

(i)	Agreement to Support the Relocation of People in Risk Areas (“Agreement for Compensation of Residents"), entered into with State Prosecution Office (“MPE”), the State Public Defender’s Office (“DPE”), the Federal Prosecution Office (“MPF”) and the Federal Public Defender’s Office (“DPU”), which was ratified by the court on January 3, 2020, adjusted by its resolutions and subsequent amendments, , which establish cooperative actions for relocating residents from risk areas, defined in the Map of Sectors of Damages and Priority Action Lines by the Civil Defense of Maceió (“Civil Defense Map”), as updated in December 2020 (version 4), and guaranteed their safety, which provides support, under the Financial Compensation and Support for Relocation Program (“PCF”) implemented by Braskem to the population in the areas of the Civil Defense Map. Following ratification by the courts of the Agreement for Compensation of Residents, the Public-Interest Civil Action for Resident Reparation was dismissed;

(ii)	Agreement to Dismiss the Public-Interest Civil Action on Socio-Environmental Reparation (“ACP Socio-Environmental Reparation”) and the Agreement to define the measures to be adopted regarding the preliminary injunctions of the Public-Interest Civil Action on Socio-Environmental Reparation (jointly referred to as “Agreement for Socio-Environmental Reparation”), signed with the MPF with the MPE as the intervening party, on December 30, 2020, in which the Company mainly undertook to: (i) adopt measures to stabilize and monitor the subsidence phenomenon arising from salt mining; (ii) repair, mitigate or compensate possible environmental impacts and damages arising from salt mining in the Municipality of Maceió; and (iii) repair, mitigate or compensate possible socio-environmental impacts and damages arising from salt mining in the Municipality of Maceió. Additionally, the agreement provides for the allocation of the amount of R$300 million for compensation for social damages and collective pain and suffering and for any contingencies related to actions in vacated areas and urban mobility actions. Following ratification by the courts of this agreement, the Public-Interest Civil Action for Socio-environmental Reparation was dismissed;

(iii)	Agreement for Implementation of Social and Economic measures for Requalification of the Flexal Area (“Flexal Agreement”), entered into with MPF, MPE, DPU and the Municipality of Maceió and ratified on October 26, 2022, by the 3rd Federal Court of Maceió, which establishes the actions to requalify the Flexal region, payment of compensation to the Municipality of Maceió and indemnifications to residents in the region; and

(iv)	Global Agreement with the Municipality of Maceió (“Global Agreement”) ratified on July 21, 2023 by the 3rd Federal Court of Maceió, which establishes, among other things: (a) payment of R$1.7 billion as indemnity, compensation and full reimbursement for any property and non-property damages caused to the Municipality of Maceió; (b) adherence of the Municipality of Maceió to the terms of the Socio-environmental Agreement, including the Social Actions Plan (PAS).

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The Management of Braskem, based on its assessment and that of its external advisors, considering the measures recommended on technical studies in the short and long-term and the existing information and refined estimates of expenses for implementing several measures connected with the geological event in Alagoas, presents the following changes to the provision in the fiscal years ended March 31 2025 e 2024:

Balance of the Alagoas geological event’s provision (R$million)	1Q25	4Q24	1Q25 YTD	2024
Balance at the beginning of the period	5,570	4,756	5,570	5,240
Provision Additions[21]	(47)	1,344	(47)	2,237
Payments and Reclassifications[22]	(468)	(566)	(468)	(2,052)
Realization of present value adjustment	25	36	25	145
Balance at the end of the period	5,080	5,570	5,080	5,570

The total amounts recorded from the beginning of actions related to the geological event until the period ending March 31, 2025, are segregated into the following action fronts:

a)           Support for relocation and compensation: Refers to actions to support for relocating and compensating for the residents, business and real state owners of properties located in the Civil Defense Map (updated in December 2020), including establishments that require special measures for their relocation, such as hospitals, schools and public equipment.

This action has a provision of R$765 million (2024: R$997 million) that comprises expenses related to relocation actions, such as relocation allowance, rent allowance, household goods transportation, negotiation of individual agreements for financial compensation and indemnities related to establishments that require special measures for their relocation.

By March 31, 2025, 99.9% of residents of all residential, commercial and mixed properties had already been relocated. 19.190 proposals were presented (99,9% of the total predicted). Additionally, 19,089 proposals for financial compensation were accepted (99.5% of the total forecast) and 19,031 were paid (99.2% of the total forecast). Under the Financial Compensation and Relocation Support Program (PCF), approximately R$4.2 billion was disbursed from the start of the program until the end of March 2025.

b)           Actions for closing and monitoring the salt cavities, environmental actions and other technical matters: Based on the findings of sonar and technical studies, stabilization and monitoring actions were defined for all 35 existing mining areas.

The closure plan of 35 mining areas currently considers the following:

21 The reversal of the provision during 1Q25 primarily refers to the update of the present value adjustment due to the revision of the estimated disbursement. In 2024, the addition to the provision is mainly explained by (i) the update of cost estimative relating to the adjustments to the plan for closing the mining wells; (ii) the implementation and advancement in the maturity of projects, initiatives and programs present in the actions fronts in Alagoas; and (iii) inflation adjustment of R$4 million reported under Financial expenses.

22 Of the amount at the end of 1Q25 of R$468 million: (i) R$286 million refers to payments made; and (ii) R$182 million were reclassified was reclassified to Other liabilities, which totals a balance of R$431 million referring to accounts payable for the Geological event – Alagoas.

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EARNINGS RELEASE 1Q25

i)	18 cavities are scheduled for priority filling with solid material. To date, 6 cavities have already been filled (cavities 04, 07, 11, 17, 19 and 25), 6 cavities are in the filling process (cavities 15, 20/21, 22/23 and 27) and the remaining 6 cavities are in the preparation and planning activities;
ii)	6 cavities were naturally filled and, therefore, do not indicate, at this moment, the need for additional measures. Cavity 18, which collapsed on December 10, 2023, is awaiting approval by the ANM regarding the technical studies presented that conclude on its natural filling;
iii)	11 cavities remain within the salt layer and suitable for pressurization. By the end of 2024, the Company based on the technical note issued by expert consultancy, considered the recommendation of filling these pressurized cavities with solid material, in the long term, over the course of several years to decades, and after the completion of the current filling plan, with the purpose of to achieve a maintenance-free state for the 35 cavities, suitable for the final closure of the field.

Note that any need for additional actions is assessed on an ongoing basis by the Company and are based on technical studies prepared by external specialists, whose recommendations may be updated periodically according to the changes in the geological event and knowledge obtained, being submitted to competent authorities and following the execution timeframe agreed under the mine closure plan, which is public and regularly revaluated with ANM. Subsidence is a dynamic process occurring in the area outlined by the priority action lines map and should continue to be monitored during and after the actions envisaged in the closure plan. The results of the monitoring activities will be important to assess the need for potential future actions, with a focus on security and monitoring of stability in the region. Any potential future actions may result in significant additional costs and expenses that may differ from current estimates and provisions.

The provisioned balance amount of R$2,404 million (2024: R$2,607 million) to implement actions for closing and monitoring the salt cavities, environmental actions and other technical matters was calculated based on currently known techniques and the solutions planned for the current conditions of the cavities, including expenses with technical studies and monitoring, as well as environmental actions already identified. The provision amount may be changed based on new information, such as: results of the monitoring of the cavities, progress of implementing the plans to close mining areas, possible changes to be made to the environmental plan, monitoring of the ongoing measures and other possible natural alterations.

Regarding environmental actions, in compliance with the Agreement for Socio-environmental Reparation, Braskem continues implementing the actions established in the environmental plan approved by the MPF and sharing the results of its actions with the authorities. As one of the results of the collapse of cavity 18, as agreed in the Socio-Environmental Reparation Agreement, the specific Environmental Diagnosis to evaluate potential impacts caused by the collapse of said cavity, conducted by specialized firm, was completed. The report was submitted to the authorities, and their opinion is awaited concerning the recommended additional actions, which are related to evaluations and monitoring that complement the ongoing environmental plan.

c)           Social and urban measures: Refers to actions in compliance with social and urban measures, under the Agreement for Socio-environmental Reparation signed on December 30, 2020, for the adoption of actions and measures in vacated areas, urban mobility and social compensation actions, indemnification for social damages and collective pain and suffering and possible contingencies related to the actions in the vacated areas and urban mobility actions. To date, of the 11 projects defined for urban mobility, 6 have already been completed (Sistema Chã da Jaqueira, Ladeira Santa Amélia, Rua Marquês de Abrantes, Via Lateral da Av. Menino Marcelo, Binário da Ladeira do Cálmon and the Intelligent Traffic Light System and Surveillance that are under in assisted operation), 2 are in progress (Side roads of Av. Durval de Goes Monteiro – Stage 2 and Connection of Av. Durval de Goes with Av. Menino Marcelo) and the remaining projects are in the planning stage. The expectation is to complete all urban mobility actions by 2027. Regarding actions in vacated areas, the overall progress of the Encosta do Mutange Stabilization project is 94.0%, as of March 31, 2025, and demolition activities in this area have been completed. Other actions, such as earthworks, construction of a drainage system and planting of vegetation cover in the area involved, are still being carried out, with completion scheduled for the first half of 2025. Other activities related to emergency demolitions in the areas are proceeding as requested by the DCM and have reached 59.4% of the total area to be demolished (70.8% in number of properties). Additionally, the Company continues to take actions to care for the neighborhoods, including property security, waste management, and pest control. Regarding the Social and Urban Action Plan ("PAS"), of the 30 actions under Braskem's responsibility, 5 are under implementation, 10 are in the planning stage, and 15 are yet to be planned. The balance of the provision is R$998 million (2024: R$1,141 million).

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d)           Additional measures: Refers to actions regarding: (i) actions related to the Technical Cooperation Agreements entered into by the Company; (ii) expenses relating to communication, compliance, legal services, etc.; (iii) additional measures to assist the region and maintenance of areas, including actions for requalification and indemnification directed to Flexais region; and (iv) other matters classified as a present obligation for the Company, even if not yet formalized. Regarding the Urban Integration and Development Project of Flexais, significant progress has been made in the process of compensating residents (Financial Support Program - PAF), in which, by March 31, 2025, 1,818 proposals had been presented (99.8% of the total) and 1,810 payments had already been completed (99.6% of proposals). The project’s goal is to promote access to essential public services and encourage the local economy of Flexais, aiming to address the socio-economic isolation of the region, considering that of the 23 actions established in the project, 14 have been implemented (9 of which are continuous implementation and 5 have already been fully completed), 07 are in progress and 02 are scheduled to begin in the coming months. The balance of additional measures described in this item totals R$913 million (2024: R$825 million).

The provisions of the Company are based on current estimates and assumptions and may be updated in the future due to new facts and circumstances, including, but not limited to: changes in the execution time, scope and method and the success of action plans; new repercussions or developments arising from the geological event, including possible revision of the Civil Defense Map; studies that indicate recommendations from specialists, including the Technical Monitoring Committee, according to Agreement for Compensation of Residents as detailed in item 23.1 (i) of the consolidated and individual Financial Statements as of March 31, 2025, and other new developments in the matter.

The actions to repair, mitigate or offset potential environmental impacts and damages, as provided for in the Socio-environmental Reparation Agreement, were defined considering the environmental diagnosis prepared by a specialized and independent company. After the conclusion of all discussions with authorities and regulatory agencies, as per the process established in the agreement, an action plan was agreed to be part of the measures for a Plan to Recover Degraded Areas (“PRAD”).

On May 21, 2024, the final report of the Parliamentary Investigative Committee ("CPI"), set up by the Senate on December 13, 2023, was approved, with the purpose of investigating the effects of the Company's socio-environmental legal liability related to the geological event in Alagoas. On this date, the aforementioned CPI was declared closed, with the subsequent submission of the final report to the appropriate institutions.

There are also administrative proceedings related to the geological event in Alagoas in progress before the Federal Accounting Court ("TCU") and the Securities and Exchange Commission of Brazil ("CVM"). The Company informs that it has been monitoring the issues and their developments.

In October 2024, the Company became aware of the conclusion of the Federal Police of Alagoas investigation that had been ongoing since 2019. The investigation files were forwarded to the Public Prosecutor's Office for evaluation, which required additional measures. The Company reiterates that it has always been at the disposal of authorities and has been providing all information related to salt mining exploration over the course of the investigation.

The Company has been making progress in negotiations with public entities about other indemnification requests to understand them better, which may lead to future agreements. Although future disbursements may occur as a result of said negotiations, as of the reporting date, the Company is unable to predict the results and timeframe for concluding these negotiations or its possible scope and the total associated costs in addition to those already provisioned for.

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It is not possible to anticipate all new claims related to damage or other nature, that may be brought by individuals or groups, including public or private entities, that understand they suffered impacts or damages somehow related to the geological phenomenon and the relocation of people from risk areas, as well as new notices of violation or administrative penalties of diverse natures. Braskem continues to face and could still face administrative procedures and various lawsuits filed by individuals or legal entities not included in the PCF or that disagree with the financial compensation offer for individual settlement, as well as new collective actions and new lawsuits filed by public utility concessionaires, entities of the direct or indirect administration of the State, Municipalities or Federal level. Therefore, the number of such actions, their nature or the amounts involved cannot be estimated at this moment.

Consequently, the Company cannot eliminate the possibility of future developments related to all aspects of the geological event in Alagoas, the relocation process and actions in vacated and adjacent areas, so the expenses to be incurred may significantly differ from its estimates and provisions.

For more information, please check explanatory note 23 ("Geological event – Alagoas") of the consolidated and individual Financial Statements as of March 31, 2025.

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8.4	CONSOLIDATED INCOME STATEMENT

8.5	CONSOLIDATED RECURRING EBITDA CALCULATION

8.6	RECURRING EBITDA BY SEGMENT

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EARNINGS RELEASE 1Q25

8.7	INDICATORS

Indicators US$ milhões	1Q25 (A)	4Q24 (B)	1Q24 (C)	Chg. (A)/(B)	Chg. (A)/(C)
Operating					
Recurring EBITDA	224	102	230	121%	-2%
EBITDA Margin[1]	7%	3%	6%	*4 p.p.*	*0 p.p.*
SG&A/Net Revenue (%)	7%	8%	7%	*-1 p.p.*	*0 p.p.*
Financial[2]					
Adjusted Net Debt	6,675	6,276	5,402	6%	24%
Adjusted Net Debt/Recuring EBITDA (LTM)[3]	7.92x	7.42x	8.12x	7%	-2%
Recurring EBITDA (LTM)/Interest Paid (LTM)	1.54	1.49	1.14	4%	35%
Company Valuation					
Share Price (Final)[4]	1.9	1.9	5.3	2%	-64%
Shares Outstanding (Million)[5]	797	797	797	0%	0%
Market Cap	1,527	1,491	4,212	2%	-64%
Adjusted Net Debt	8,371	7,901	6,925	6%	21%
Braskem	6,675	6,276	5,402	6%	24%
Braskem Idesa (75%)	1,697	1,625	1,523	4%	11%
Enterprise Value (EV)[6]	10,833	10,329	12,350	5%	-12%
Recurring EBITDA LTM	1,042	1,044	763	0%	37%
Braskem	842	845	626	0%	34%
Braskem Idesa (75%)	200	199	137	1%	46%
EV/Recurring EBITDA LTM	10.4x	9.9x	16.2x	5%	-36%
FCF Yield (%)	-60%	-38%	-12%	*-23 p.p.*	*-48 p.p.*
TSR (%)[7]	2%	-49%	17%	*51 p.p.*	*-15 p.p.*

[1]It considers the Recurring EBITDA in relation to net revenue

[2]Does not consider Net Debt, Recurring EBITDA and Interest Paid of Braskem Idesa

[3]For leverage purposes, the rating agencies Standard & Poor's and Fitch Rating consider the hybrid bond with a 50% equity treatment

[4]Considers the final share price adjusted for earnings

[5]Does not consider shares held by treasury

[6]It considers the provision related to the geological event of Alagoas

[7]It considers TSR from the quarter

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EARNINGS RELEASE 1Q25

8.8	CONSOLIDATED BALANCE SHEET

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EARNINGS RELEASE 1Q25

8.9	CONSOLIDATED CASH FLOW

Consolidated Cash Flow R$ million	1Q25 (A)	4Q24 (B)	1Q24 (C)	Change (A)/(B)	Change (A)/(C)
Profit (Loss) Before Income Tax and Social Contribution	**817**	**(8,330)**	**(2,071)**	***n.a.***	***n.a.***
Adjust for Result Restatement					
Depreciation and Amortization	1,191	1,141	1,229	*4%*	*-3%*
Equity Result	7	2	5	*248%*	*51%*
Interest, Monetary and Exchange Variation, Net	(1,213)	6,921	2,190	*n.a.*	*n.a.*
Reversal of provisions	33	245	(118)	*-86%*	*n.a.*
Provision of Geological Event in Alagoas	(51)	1,289	38	*n.a.*	*n.a.*
Provision of the leniency agreement	-	(46)	-	*-100%*	*n.a.*
Ganho na alienação do controle da Cetrel	(24)	23	-	*n.a.*	*n.a.*
Loss for impairment of trade accounts receivable and others from clients	2	(6)	43	*n.a.*	*-95%*
Loss on sale or property, plant and equipment	125	84	(4)	*49%*	*n.a.*
Cash Generation before Working Capital	**887**	**1,322**	**1,313**	***-33%***	***-32%***
Operating Working Capital Variation					
Financial investments	78	692	1,047	*-89%*	*-93%*
Account Receivable from Clients	(7)	250	(470)	*n.a.*	*-98%*
Inventories	(985)	751	(526)	*n.a.*	*87%*
Recoverable Taxes	(446)	(120)	347	*271%*	*n.a.*
Other Account Receivables	25	17	88	*50%*	*-71%*
Suppliers	84	(493)	1,388	*n.a.*	*-94%*
Taxes Payable	578	(137)	(104)	*n.a.*	*n.a.*
Leniency Agreement	(35)	-	(335)	*n.a.*	*-90%*
Other Provisions	(4)	(84)	(151)	*-95%*	*-97%*
Geological event in Alagoas	(468)	(565)	(437)	*-17%*	*7%*
Other Account Payables	(483)	64	278	*n.a.*	*n.a.*
Operating Cash Flow	**(775)**	**1,696**	**2,437**	***n.a.***	***n.a.***
Interest Paid	(1,535)	(667)	(1,408)	*130%*	*9%*
Income Tax and Social Contribution	(21)	(213)	(64)	*-90%*	*-67%*
Net Cash provided by operating activities	**(2,332)**	**816**	**965**	***n.a.***	***n.a.***
Proceeds from the sale of fixed and intangible assets	-	0	0	*-100%*	*-100%*
Proceeds from the sale of investments	77	-	-	*n.a.*	*n.a.*
Additions to investment in subsidiaries	-	-	-	*n.a.*	*n.a.*
Dividends received	0	15	-	*-100%*	*n.a.*
Additions to Fixed and Intangible Assets	(653)	(1,031)	(870)	*-37%*	*-25%*
Cash effect of non-current assets held for sale	-	-	(1)	*n.a.*	*-100%*
Net cash used in Investing Activities	**(576)**	**(1,016)**	**(871)**	***-43%***	***-34%***
Obtained Borrowings	-	4,827	319	*-100%*	*-100%*
Payment of Borrowings	(215)	(2,610)	(612)	*-92%*	*-65%*
Braskem Idesa Debt					
Obtained Borrowings	263	483	248	*-46%*	*6%*
Payment of Borrowings	(20)	(59)	-	*-65%*	*n.a.*
Leasing	(223)	(259)	(233)	*-14%*	*-4%*
Dividends	(0)	(0)	(0)	*80%*	*-83%*
Loan to non-controlling shareholders of Braskem Idesa	-	-	-	*n.a.*	*n.a.*
Resoures from non-controlling capital contributions	5	6	15	*-16%*	*-61%*
Proceeds from the sale of investments of non-controlling interest	-	-	-	*n.a.*	*n.a.*
Application of cash in financings	**(191)**	**2,387**	**(264)**	***n.a.***	***-28%***
Exchange variation on cash of foreign subsidiaries	(570)	881	198	*n.a.*	*n.a.*
(Decrease) Increase in Cash and Cash Equivalents	**(3,669)**	**3,067**	**28**	***n.a.***	***n.a.***
Represented by					
Cash and Cash Equivalents at The Beginning of The Period	14,986	11,919	14,187	*26%*	0
Cash and Cash Equivalents at The End of The Period	11,317	14,986	14,215	*-24%*	*-20%*
(Decrease) Increase in Cash and Cash Equivalents	**(3,669)**	**3,067**	**28**	***n.a.***	***n.a.***

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EARNINGS RELEASE 1Q25

8.10	BRASKEM IDESA INCOME STATEMENT

8.11	BRASKEM IDESA BALANCE SHEET

46

EARNINGS RELEASE 1Q25

8.12	BRASKEM IDESA CASH FLOW

47

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 12, 2025

BRASKEM S.A.

By:	/s/ Felipe Montoro Jens

	Name:	Felipe Montoro Jens
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This Notice to the Market may contain forward-looking statements. These statements are not historical facts, but rather are based on the current view and estimates of the Company's management regarding future economic and other circumstances, industry conditions, financial performance and results, including any potential or projected impact regarding the geological event in Alagoas and related legal procedures on the Company's business, financial condition and operating results. The words “project,” “believe,” “estimate,” “expect,” “plan”, “objective” and other similar expressions, when referring to the Company, are used to identify forward-looking statements. Statements related to the possible outcome of legal and administrative proceedings, implementation of operational and financing strategies and investment plans, guidance on future operations, the objective of expanding its efforts to achieve the sustainable macro-objectives disclosed by the Company, as well as factors or trends that affect the financial condition, liquidity or operating results of the Company are examples of forward-looking statements. Such statements reflect the current views of the Company's management and are subject to various risks and uncertainties, many of which are beyond the Company’s control. There is no guarantee that the events, trends or expected results will actually occur. The statements are based on various assumptions and factors, including, but not limited to, general economic and market conditions, industry conditions and operating factors, availability, development and financial access to new technologies. Any change in these assumptions or factors, including the projected impact from the joint venture and its development of technologies, from the geological event in Alagoas and related legal procedures and the unprecedented impact on businesses, employees, service providers, shareholders, investors and other stakeholders of the Company could cause effective results to differ significantly from current expectations. For a comprehensive description of the risks and other factors that could impact any forward-looking statements in this document, especially the factors discussed in the sections, see the reports filed with the Brazilian Securities and Exchange Commission (CVM). This Notice to the Market does not constitute any offer of securities for sale in Brazil. No securities may be offered or sold in Brazil without being registered or exempted from registration, and any public offer of securities carried out in Brazil must be made through a prospectus, which would be made available by Braskem and contain detailed information on Braskem and its management, as well as its financial statements.